</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,481,474


8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,481,474

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IC

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     438,240

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     438,240

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     438,240

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

14.  TYPE OF REPORTING PERSON*

     PN

 CUSIP No. 210226106
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, an investment company registered under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, a US Private Investment Fund ("Wintergreen Partners") and (iii) Wintergreen Advisers, LLC, a Delaware limited liability company ("Wintergreen") which acts as sole investment manager of the Wintergreen Fund, Wintergreen Partners and other investment vehicles. (Each of Wintergreen Fund, Wintergreen Partners and Wintergreen may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Managing Members of Wintergreen are David J. Winters and Elizabeth N. Cohernour (the "Managing Members"), each of which is a citizen of the United States. David J. Winters is the portfolio manager at
Wintergreen and Elizabeth N. Cohernour is the chief operating officer at Wintergreen.

The principal business and principal office address of each of the Managing Members, Wintergreen Fund, Wintergreen Partners and Wintergreen is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Managing Members or Reporting Persons have, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Managing Members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 438,240 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners and other investment vehicles managed by Wintergreen. The aggregate funds used by the Reporting Persons to make the purchases was approximately $95.1 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On February 6, 2008, Wintergreen delivered a letter (the "February 6 Letter") to the Issuer and members of its Board requesting several actions be taken by the the Issuer. In the February 6 Letter, Wintergreen requested an increase in the number of members of the Board and proposed three candidates to fill these new Board seats. A copy of the February 6 Letter is attached hereto as Exhibit B and incorporated herein by reference.

On February 6, 2008, Wintergreen delivered a shareholder proposal (the "February 6 Proposal") to the Issuer. In the February 6 proposal, Wintergreen seeks a requirement that the Chairperson of the Board of Directors be an independent director. A copy of the February 6 Proposal is attached hereto as Exhibit C and incorporated herein by reference.

Wintergreen may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Wintergreen does not currently have any plans or proposals that would result in any of the actions described in paragraphs (b), (c) and (e) through (j) of Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Wintergreen may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,725,806 Shares outstanding as of the date of this filing.

     Wintergreen has the sole power to vote or direct the vote of 1,481,474 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 1,481,474 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Wintergreen specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,725,806 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,961 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 564,961 Shares.

(1) Wintergreen Fund has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 438,240 Shares (1), constituting 7.7% of the Shares of the Issuer, based upon 5,725,806 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 438,240 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 438,240 Shares.

(1) Wintergreen Partners has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

     (c) Inapplicable.

     (d) Inapplicable.

     (e) Inapplicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Letter to Board of Directors dated February 6, 2008
Exhibit C: Shareholder Proposal dated February 6, 2008

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________


Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________


Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________
February 6, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment No 13 to Schedule 13D dated February 6, 2008, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

February 6, 2008

                                                                  Exhibit B

Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey
07046

Board of Directors
Consolidated-Tomoka Land Co
c/o Linda Crisp, Corporate Secretary
Post Office Box 10809
Daytona Beach, Florida
32120-0809

February 6, 2008

Dear Board Members;

As of the date of this letter, Wintergreen Advisers, LLC (the "Adviser") may be deemed to beneficially own 1,481,474 shares of common stock, $1 par value per share ("Common Stock"), of the Company. The undersigned, David J. Winters, is the Managing Member of the Adviser. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment fund, which is the beneficial owner of 564,961 shares of Common Stock (approximately 9.87% of the outstanding shares). The Adviser also serves as investment adviser to private funds, which also own additional shares of Common Stock of the Company (the Fund, the private funds and the Adviser shall be referred to collectively herein as "Wintergreen").

Wintergreen desires to have the Board of Directors (the "Board") of the Company take several actions addressed in the January 21, 2008 letter to the Board (the "Letter"). Wintergreen's principal interest in the Company is its participation through its shares of Common Stock in the creation of shareholder value for Wintergreen and the Company's other shareholders.

The Board has the authority to make the proposed changes without a vote of the shareholders. To the extent permissible, Wintergreen requests that the Board approve any Bylaw changes and take other actions in good faith which would eliminate the need for proposals related to such changes.

The Letter discussed the nomination  of three additional directors  to the Board
of Directors.   We now propose for nomination  as directors  the following three candidates:

MaryAnne Connors Brennan

Dianne M. Neal

Francis G. O'Connor

Full background information on these candidates is provided in Annex A.

The Letter also discussed amending the Bylaws to increase the number of Directors of the Company by an amount sufficient to allow for the inclusion of our three candidates in the proxy for the 2008 Annual Meeting of Shareholders in response to the initiatives proposed by the Adviser to be managed by the Directors. Such initiatives include:

- align management compensation to the success of the company in achieving its stated goals rather than having the bonus and compensation structure revolve around selling properties out of inventory.
- review the growth and level of company operating costs; including an analysis of job descriptions and roles in the current market and as company strategy and goals evolve.
- hire competent outside advisors to develop a strategy to better address the long term goals of the company.
- hire forensic accountants to review past years' activities to verify that all proper processes and procedures are in place and have been followed to avoid conflicts of interest by any directors, officers and employees; including, but not limited to, a review of all actions in connection with each so called
   Section 1031 exchange, the direct and indirect costs of each sale of real estate, the profitability of golf operations and a review of the reasonable corporate purpose behind each company travel, dining and entertainment expense.

- improve public disclosure to clarify what actions have been and are being taken to improve long term shareholder value.
- review company activities to determine whether or not the appropriate authority and responsibility resides in the company officers and the board of directors.

Actions required for these initiatives require increased size and expertise in the Board of Directors.

Article II,  Section 2.1  of the amended Bylaws  dated July 25, 2007  state that
"the total number of directors constituting the board of directors of the corporation shall be nine." The Bylaws further provide that any increase or decrease in the number of directors requires the "affirmative vote of (a) the holders of at least 85% of the shares of the corporation then entitled to be voting on such change, or (b) two-thirds of the directors then in office."

We urge the Directors to effect an increase in the number of Directors of the Company, in order to ensure that our Board has the resources to pursue changes in strategic focus.

If the Company requires any additional information on the proposed nominees, please do not hesitate to contact us.

Thank you for your consideration.

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Place, New York, New York 10004.


Sincerely yours,

/s/ David J. Winters

David J. Winters, CEO
Wintergreen Advisers, LLC

Annex A
Candidates for Director


MaryAnne Connors Brennan - Age 43 - Ms. Brennan is a member of the New Jersey Bar Association and is a practicing attorney specializing in commercial and residential real estate development and transactions. Ms. Brennan started her own law practice in 2000. Prior to 2000, she was a partner in the law firm of Muti & Brennan. Ms. Brennan earned her Juris Doctor from University of Denver College of Law and her Bachelors Degree from College of William and Mary.

Dianne M. Neal - Age 48 - Ms. Neal is the former Executive Vice President and Chief Financial Officer of Reynolds American Inc. Ms. Neal joined Reynolds Tobacco in 1988. She became Executive Vice President of R.J. Reynolds Tobacco Holdings, Inc. and R.J. Reynolds Tobacco Company in July 2003. On the creation of Reynolds American Inc., Ms. Neal was named the Executive Vice President and Chief Financial Officer of Reynolds American Inc. in August 2004. Prior to July 2003, she served as Vice President of Investor Relations of R.J. Reynolds Tobacco Holdings, Inc., a position she began in June 1999. Ms. Neal holds a Masters of Business Administration and a Bachelor of Science in Accounting, both from the Bryan School of Business at University of North Carolina at Greensboro. Ms. Neal is a member of the board of directors of LandAmerica Financial Group, Inc., Metavante Technologies, Inc. and the Reynolda House Museum of American Art.

Francis G. O'Connor - Age 42 - Mr. O'Connor established Putnam Consultants, LLC in 2005. In this role, he assists bank clients with a broad range of projects involving banking systems and risk management. From May, 1995 to August, 2005, Mr. O'Connor held several positions with JP Morgan Chase Bank, N.A. most recently as a Credit Executive in Investor Services. Prior to May, 1995, he worked in the Bank Supervision Group of the Federal Reserve Bank of New York. Mr. O'Connor holds an MBA in Management/International Business and a BS in Finance, both from the NYU Stern School of Business.

                                                                Exhibit C

Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey
07046

Linda Crisp, Corporate Secretary
Consolidated-Tomoka Land Co.
Post Office Box 10809
Daytona Beach, Florida
32120-0809

February 6, 2008

Dear Ms. Crisp;

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") and in accordance with the revised definitive proxy statement of Consolidated-Tomoka Land Co. (the "Company") released on or about March 23, 2007 to shareholders in connection with its 2007 Annual Meeting of Shareholders, Wintergreen Advisers, LLC, a Delaware limited liability company (the "Adviser"), hereby submits this written notice (this "Notice") to the Company of its desire to have a shareholder proposal (the "Proposal") together with the s upporting statement (the "Supporting Statement") included in the Company's proxy statement in connection with its 2008 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting").

The name and address of the Adviser is Wintergreen Advisers, LLC, 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046. As of the date of this letter, the Adviser may be deemed to beneficially own 1,481,474 shares of common stock, $1 par value per share ("Common Stock"), of the Company. The undersigned, David J. Winters, is the Managing Member of the Adviser. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment fund, which is the beneficial owner of 564,961 shares of Common Stock (approximately 9.87% of the outstanding shares). The Adviser also serves as investment adviser to private funds, which also own additional shares of Common Stock of the Company (the Fund, the private funds and the Adviser shall be referred to collectively herein as "Wintergreen"). In accordance with Rule 14a-8 the undersigned representative of Wintergreen in the capacities described below hereby represents that (i) Wintergreen in the aggregate is beneficial holder of at least $2,000 in market value of the Company's shares of Common Stock and has held such shares continuously for the one-year period prior to the date hereof,
(ii) Wintergreen intends to hold such shares through the date of the Annual Meeting, and (iii) Wintergreen intends to vote such Common Stock at the meeting.

The Proposal and the Supporting Statement relates to Wintergreen's desire to have the Board of Directors (the "Board") of the Company take several actions addressed in the January 21, 2008 letter to the Board. The Supporting Statement describes Wintergreen's reasons for making the Proposal. Wintergreen's principal interest in the Company is its participation through its shares of Common Stock in the creation of shareholder value for Wintergreen and the Company's other shareholders. A representative of Wintergreen intends to appear in person at the Annual Meeting to make the Proposals.

Proposal 1 - Separate CEO & Chairperson

By: Wintergreen Fund, Inc., Wintergreen Partners Fund, LP, and Wintergreen Partners Offshore Fund, Ltd.

RESOLVED: The shareholders of Consolidated-Tomoka Land Company request that the Board of Directors establish a policy of, whenever possible, separating the roles of Chairperson and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chairperson of the Board of Directors.

Supporting Statement

The principle of the separation of the roles of Chairperson and Chief Executive Officer is a basic element of sound corporate governance practice. The primary purpose of the Board of Directors is to protect shareholder's interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company.

Given these different roles and responsibilities, we believe:

-	an  independent  Board  Chairperson  -  separated from the CEO  -  is  the preferable form of corporate governance.
-	it is the role of the Chief Executive Officer  and  management  to run the business of the company.
-	separating  the  roles of  Chairperson  and CEO  would result  in  greater independence and accountability which would allow the company to have greater focus.

The Board will likely accomplish both roles more effectively by separating the roles of Chairperson and CEO. An independent Chairperson will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution.

The information included in this Notice represents the Adviser's best knowledge as of the date hereof. The Adviser reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Adviser does not commit to update any information which may change from and after the date hereof.

If the Company believes that this Notice for any reason is defective in any respect, the Adviser requests that the Company so notify it on or prior to 10:00 a.m. (EST) on February 20, 2008 by contacting the Adviser's legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Place, New York, New York 10004. Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Adviser or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by the Adviser or any of its affiliates that this Notice or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by the Adviser or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this Notice to the Adviser's legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Place, New York, New York 10004.


Sincerely yours,

/s/ David J. Winters

David J. Winters, Managing Member
Wintergreen Advisers, LLC

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